EXHIBIT 99.1

Auna Announces 4Q25 and FY25 Financial Results

Auna Closes FY 2025 with Strong Performance in Peru and Colombia and 35% increase in Free Cash Flow

Signs of Recovery in Mexico in 2026

Company Sets 12% Adjusted EBITDA Growth Guidance for 2026

Luxembourg, March 10, 2026 – Auna (NYSE: AUNA) (“Auna” or the “Company”), a leading healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, announced today financial results for the fourth quarter ended December 31, 2025 (“fourth quarter 2025” or “4Q25”) and full-year ended 2025 (“full-year 2025” or “FY25”). Financial results are expressed in Peruvian Soles (“S/” or “PEN”) and are presented in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise noted.

FY25 Consolidated Highlights

●	Revenue increased 4% FXN to S/4,385 million, and was flat on reported basis

●	Adjusted EBITDA decreased 3% FXN, or 8% YoY on reported basis, to S/917 million

●	Adjusted EBITDA Margin of 20.9%, down 1.7 p.p. YoY from 22.6% in FY24

●	Operating Cash Flow and Free Cash Flow increased 2% YoY and 35% YoY, respectively

●	Adjusted Net Income was S/336 million, up from S/146 million in FY24

●	Oncology MLR decreased to record 48.5% since 2022, down from 53.0% in FY24

4Q25 Consolidated Highlights

●	Revenue increased 6% FXN, or 7% YoY on reported basis, to S/1,133 million

●	Adjusted EBITDA was S/220 million, a decrease of 14% FXN, or 13% YoY

●	Adjusted EBITDA Margin of 19.5%, down 4.5 p.p. YoY from 23.9% in 4Q24

●	Adjusted Net Income of S/136 million, up from S/36 million in 4Q24

●	Leverage Ratio remained unchanged at 3.6x

Message from Auna’s Executive Chairman and President

Auna closed fiscal year 2025 with resilient performance. Peru and Colombia delivered in line with our expectations, while consolidated performance reflected challenges in Mexico. Results in the fourth quarter of 2025 and the first two months of 2026 indicate a clear stabilization and recovery of the Mexico operations, which are now on track to deliver sustained top-line and EBITDA growth in 2026. Under the leadership of our new management team in Mexico, we have focused on expanding our reach into the larger segments of privately insured families and further strengthening our alignment with physician groups. While these initiatives were implemented late in the year and did not offset the volume losses experienced earlier in 2025, they have strengthened the foundation of the Mexico platform and position the business to return to sustainable organic growth in 2026.

In Peru, where our integrated healthcare model continues to perform at scale, we delivered solid and predictable results. The consolidated integrated network and the healthcare delivery network increased revenues by 11% and Adjusted EBITDA by 14%. In oncology, the MLR improved to a record low of 48.5%, reflecting disciplined pricing execution and continued efficiency in care management. Peru’s growth profile has been strengthened with the authorization to commence the refurbishment, completion and opening of Centro Ambulatorio Trecca in Lima in 2028, an ambulatory facility that we expect will expand our addressable market and transform how we will serve up to 3 million EsSalud beneficiaries annually.

In Mexico, where we are focused on recapturing and accelerating our growth and profitability initiatives, 4Q25 and the first two months of 2026 showed strong signs of recovery. Our decision to adjust the leadership team in Monterrey, bringing deep local expertise and execution capabilities, is already delivering early results in 2026. During the quarter, we secured favorable tier classifications with two of the market’s leading insurance providers, and we confirmed other tier classifications that we believe will result in growing volumes across key service lines. We were also awarded an extension of an improved healthcare plan for ISSSTELEON employees, which we formalized earlier this year. Additionally, other initiatives to grow and diversify revenues with attractive margins, continue to gain traction. We want to highlight that better-than-expected performance from our oncology business, growing 35% from 3Q25 to reach 9% of our revenues, validates the strength of the integrated AunaWay model in Mexico.

In Colombia, results were in line with our expectations. The operation continues to demonstrate resilience as we prioritize cash generation and disciplined risk management over volume growth. We expanded our risk-sharing models from 17% of segment revenue in 4Q24 to 21% in 4Q25, and Auna now covers approximately 3 million protected lives nationwide. This deliberate migration toward more intimate solutions for payors, physicians and patients, grant us a unique opportunity to further embed Auna into many lives in Colombia. It also enables us to harvest predictable reimbursement structures, reduce business volatility, enhanced cash flow visibility, and advance our franchise in Colombia, while providing a model that can be tested in Mexico.

As we continued to scale, and notwithstanding some setbacks in Mexico, we maintained strict cost and expense management across Auna, driving a 35% increase in free cash flow versus 2024. This improvement reflects both operational stabilization, enhanced working capital management, and disciplined capital allocation. In parallel, we successfully completed the US$825 million refinancing that has reduced interest expenses, extended our maturity profile, lowered short-term debt exposure, and increased the proportion of direct local currency funding. Taken together, these improvements have strengthened Auna’s capital structure.  As a result, we entered 2026 with enhanced liquidity, greater financial flexibility, and reduced cash flow volatility. Net leverage remained stable at 3.6x Net Debt-to-Adjusted EBITDA, demonstrating our ability to effectively manage the balance sheet, even during a period of operational stress. We remain committed to reducing leverage below 3x over the medium term, principally through EBITDA recovery, margin expansion, and sustained free cash flow generation.

During the second half of the year, our shares experienced sudden and relevant selling pressure primarily related to a significant shareholder that had accumulated a large holding that required the consent of Mexico’s antitrust regulator. Based on certain SEC filings and to the best of our knowledge, we believe this selling pressure has finally abated, eliminating the related price overhang. While trading volume increased during the quarter, we remain committed to deepening our engagement with the investment community, expanding research coverage, and enhancing market access so that our trading profile and valuation more fully reflect the strength, scale and cash-generating capacity of Auna’s integrated healthcare platform.

We saw 2025 as a year of stabilization, with an overhaul in Mexico and a strengthened capital structure. We envision 2026 to mark a return to growth, with a regional platform now more than ready to perform at high levels. Given the improved perspective and predictability across our operations, we are providing full-year revenue and Adjusted EBITDA guidance to assist investors and analysts in tracking our performance.  We expect 2026 revenue and Adjusted EBITDA growth of 12% FXN, within a range of 10% to 14%. The midpoint reflects our current performance outlook, while the range accounts for any unforeseen variability.

We continue to be highly motivated to deliver regionally through our unique AunaWay model, and we expect our financial performance in 2026 and the coming years to significantly benefit all our stakeholders.

2026 Financial Guidance

For Fiscal Year 2026, Auna expects revenue growth of approximately 12% FXN, within a range of 10% to 14%, driven by continued commercial momentum and operating execution across its core markets. In addition, Auna projects Adjusted EBITDA growth of approximately 12% FXN, within a range of 10% to 14%, supported by disciplined cost management and continued reinvestment in growth initiatives that are expected to result in broadly stable margins year-over-year. As in previous years, the Company expects capital expenditures to remain at approximately 4% of revenues, consistent with its balanced approach to growth investments and cash flow generation.

Auna’s guidance is based on management’s current performance outlook and expected macroeconomic and regulatory conditions in the three countries where the Company operates. Any changes in these conditions could have an impact on the guidance provided.

Disclaimer: The 2026 financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s Form 20F filed with the United States Securities and Exchange Commission (the “SEC”). Reconciliations of forward-looking non-IFRS measures, specifically the 2026 Adjusted EBITDA guidance, to the relevant forward-looking IFRS measures are not being provided, as the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected Adjusted EBITDA to projected net income without unreasonable effort. The 2026 financial guidance constitutes forward-looking statements. For more information, see the “Forward-Looking Statements” section in this release.

Overview of 4Q25 and Full-Year 2025 Consolidated Results

Revenues in 4Q25 increased 6% FXN and increased 7% YoY on a reported basis to S/1,133 million, with revenues in local currency (“LC”) increasing 11% in Peru and 7% in Colombia, partially offset by a 3% decrease in Mexico. FY25 revenues increased 4% FXN and remained flat on a reported basis at S/4,385 million, with annual LC revenues increasing 9% in Peru and 5% in Colombia, partially offset by a 4% decline in Mexico. Healthcare network revenue in Mexico decreased due to softer demand for services, the slower than expected recovery from physician and supplier relationships, and despite strong oncology revenues. In Peru, Oncosalud contributed higher revenues with increases in average tickets and healthcare plan memberships, while the healthcare network experienced increased demand for services at higher price points. In Colombia, revenue growth was driven by an increase in risk-sharing models, greater diversification away from intervened payors, improving collections, and higher surgery and emergency services tickets.

Adjusted EBITDA in 4Q25 decreased 14% FXN, or 13% YoY on a reported basis, to S/220 million, with an Adjusted EBITDA Margin of 19.5%. Adjusted EBITDA increased 14% in Peru in LC, while declining 25% in Colombia and 36% in Mexico. Adjusted EBITDA in FY25 decreased 3% FXN, or 8% YoY on reported basis, to S/917 million, with an Adjusted EBITDA Margin of 20.9%. Annual Adjusted EBITDA increased 14% in Peru in LC, offset by decreases of 4% in Colombia and 18% in Mexico. In Mexico, Adjusted EBITDA decreased and lagged volume recoveries during the year and the impact of the ISSTELEON healthcare plan. Peru’s Adjusted EBITDA increased on higher demand and tickets for hospital network services, as well as higher tickets for memberships. Colombia’s Adjusted EBITDA declined due to extraordinary revenues and rebates recognized in the 4Q24 period versus 4Q25.

Our reported results were impacted by foreign exchange fluctuations, specifically, a 1% depreciation of the MXN and a 3% appreciation of the COP against the PEN.

Net finance costs were S/238 million in 4Q25 compared to S/155 million in 4Q24. Excluding net finance costs from exchange rate differences, as well as extraordinary refinancing costs of S/170 million incurred in 4Q25, net finance costs would have been S/116 million in 4Q25 and S/126 million in 4Q24, representing a YoY decrease of S/10 million, or 8.4%. The net finance costs from exchange rate differences in 4Q25 included a positive non-cash amount of S/48 million, compared to a negative S/24 million in 4Q24. In FY25, net finance costs were S/436 million compared to S/609 million in FY24. Excluding net finance costs from exchange rate differences as well as extraordinary refinancing costs, net finance costs would have been S/459 million in FY25 and S/561 million in FY24, representing a decrease of S/102 million, or 18.2%. The exchange rate difference in FY25 included a positive non-cash amount of S/193 million, compared to a negative S/42 million in FY24.

The positive non-cash amounts in the quarter and full-year primarily reflect the appreciation of the Peruvian Sol against the US Dollar, outside of Auna’s call-spread hedge in place during 2025.

Net Loss of S/64 million in 4Q25 compared to a S/24 million net gain in 4Q24. On a per-share basis, Auna reported a Net Loss of S/0.92, based on a weighted average number of basic and diluted shares of 74,188,937. In FY25, Net Income was S/111 million compared to S/124 million in FY24. On a per-share basis, annual Net Income was S/1.32 based on a weighted average number of basic and diluted shares of 74,203,227.

Adjusted Net Income was S/136 million in 4Q25 versus Adjusted Net Income of S/36 million in 4Q24. On a per-share basis, Auna reported Adjusted Net Income of S/1.78. In FY25 Adjusted Net Income was S/336 million compared to S/146 million in FY24. On a per-share basis, annual Adjusted Net Income was S/4.36.

Business performance

HEALTHCARE SERVICES MEXICO

(Explanations of variances are in local currency unless expressed otherwise)

Auna’s Healthcare Services and Auna Seguros’ operations in Mexico accounted for 23% of consolidated revenues and 27% of consolidated Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 4Q'25 vs 4Q'24		Δ 4Q'25 vs 3Q'25		Δ FY 25 vs FY 24
Healthcare Services Mexico Key Operating Metrics		4Q'25 (USD)	4Q'25	FY 25	As Reported	L.C.	As Reported	L.C.	As Reported	L.C.
Beds	#		708	708	0%		0%		0%
Surgeries	# (000)		4	19	-17%		-19%		-10%
Emergency treatments	# (000)		8	31	-18%		10%		-15%
Operating capacity utilization	%		55.7%	58.0%	-9.4 p.p.		-3.0 p.p.		-5.7 p.p.
Total capacity utilization	%		37.1%	38.6%	-6.2 p.p.		-2.0 p.p.		-3.8 p.p.
Key Financial Metrics
Segment Revenue		77	258	1039	-4%	-3%	-2%	0%	-13%	-4%
Segment Adjusted EBITDA		18	59	304	-37%	-36%	-23%	-21%	-26%	-18%
Segment Adjusted EBITDA margin	%		22.8%	29.3%	-11.8 p.p.		-6.2 p.p.		-5.1 p.p.

Segment revenue from Mexico decreased 3% YoY in 4Q25, mainly due to: (i) the of legacy physician and supplier relationships; and (ii) lagged recovery in surgery and emergency volumes, consequently impacting hospitalization days, intensive care unit (“ICU”) volumes and general capacity utilization. Although surgery and emergency volumes declined, the lower revenues were partially offset by the rapid expansion of oncology services delivered since the acquisition of Opción Oncología’s physician practice. Notably, Auna’s revenues from radiotherapy and chemotherapy grew 35% in 4Q25 vs 3Q25, representing 9% of Mexico’s network revenues, up from 3% in 4Q24. This is a validation of the vertical integration strategy in Mexico. Further, Auna Seguros contributed to the quarter with a revenue increase of 3% versus 4Q24.  Revenue was flat versus 3Q25, reflecting a stabilization of the Mexican operations.

Auna’s commitment to further developing relationships with large payors in Mexico was evident when Auna obtained preferred provider tier status that will improve 2026 volumes. In addition, Auna was awarded an extension to serve ISSSTELEON healthcare plan, the social security of state employees and their families, under significantly improved commercial terms; this contract represented approximately 6% of Auna revenues in Mexico in 2025. Both developments are significant accomplishments and will result in higher volumes and revenues in 2026.

Segment Adjusted EBITDA decreased 36% YoY in 4Q25 and 18% in the FY25, with a 4Q25 margin of 22.8% and FY25 margin of 29.3%. The decline in adjusted EBITDA was mainly due to lower revenues, and an increase in the cost of treatments and service mix through the 2025 ISSSTELEON healthcare plan, impacting lower gross profit and margin. Adjusted EBITDA also decreased due to overhauling of the organization during 2025, including payroll expenses related to talent, and administrative expenses related to SAP licenses and the systems implementation at Doctors Hospital.

Update on Key Initiatives in Mexico

Auna continues to strengthen its healthcare network and enhance execution in Mexico, which we believe remains a large and underpenetrated market, with ongoing investments in technology, talent, and infrastructure. These steps should position the Company to capture the market’s long-term growth potential while supporting a return to sustainable growth in 2026.

1-	Leadership and Organization

Following the completion of key senior management hires in Mexico, the new leadership team is fully aligned and incentivized to restore growth, strengthen commercial execution, and enhance clinical performance. Early progress in recent months reflects the impact of these efforts and the initiatives outlined below. Auna will continue investing in talent across the organization, with particular emphasis on expanding and reinforcing its clinical workforce to support care teams, clinical quality, and operational scalability.

2-	Out-of-Pocket, Corporate Segments, and Institutional Packages

The Company continues expanding its participation across key market segments through packaged service offerings and closer collaboration with leading physicians to broaden the revenue base and improve capacity utilization. In the Out-of-Pocket segment, revenue share reached 12% in December, supported by targeted pricing initiatives and pre-negotiated physician rates. On the Institutional segment, Auna was awarded an extension of an improved healthcare plan for ISSSTELEON, resulting in a double-digit price improvement that strengthens the margin profile of the partnership.

3-	Payors

The AunaWay model is closely aligned with payor priorities related to cost containment and value-based care. Through clinical standardization, disciplined procurement, and closer alignment of physician incentives, Auna actively manages medical supply and professional fees while preserving quality patient outcomes. The Company’s growing relationships with payors and their patients, demonstrated by its new preferred tier classification, are meaningful contributors to growing the revenue base in 2026 across key service lines, directly addressing prior volume headwinds while maintaining profitability of the Mexico business in 2026.

4-	Physician Engagement and Productivity

Auna's network of physicians continues to grow and its incentive models have led to a series of productivity and quality initiatives that are gaining additional momentum. In the fourth quarter, management reached approximately 250 physicians, representing 80% of network revenue, to incentivize an increase in medical services delivered by the hospital network. Additionally, the Company continues to attract and recruit new medical and nursing talent in high-complexity procedures.

5-	Oncology Business

Oncocenter, Auna’s oncology Center of Excellence, which was inaugurated in 4Q25, is expanding its successful and dedicated oncology team, with the objective of doubling medical staff and prioritizing physicians who concentrate their clinical practice within Auna’s healthcare facilities. This effort is supported by an agreement with a leading insurance provider that includes targeted deductible structures and financial incentives to direct policyholders to its oncology services. These initiatives are expected to drive growth in high-complexity case volumes and improve utilization of Auna’s specialized oncology capacity.

The above actions form part of Auna’s broader strategy to strengthen its healthcare platform in Mexico, enhance patient care, drive sustainable operational improvements across its facilities, and capture the significant long-term growth opportunity in the market.

PERU OPERATIONS: HEALTHCARE SERVICES PERU AND ONCOSALUD PERU

Auna’s Healthcare Services and Oncosalud Peru accounted for 43% of consolidated revenues and 50% of consolidated Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

Healthcare Services Peru and Oncosalud Peru Key Financial Metrics		4Q'25 (USD)	4Q'25	FY 25	Δ 4Q'25 vs 4Q'24	Δ 4Q'25 vs 3Q'25	Δ FY 25 vs FY 24
Revenue		145	489	1,912	11%	0%	9%
Healthcare Services Peru		81	273	1,084	11%	-2%	9%
Oncosalud Peru		90	304	1,164	10%	3%	9%
Holding and Eliminations (*)			(87)	(337)	10%	3%	6%
Consolidated Peru Adjusted EBITDA		33	109	423	14%	-1%	14%
Healthcare Services Peru		8	29	148	21%	-35%	6%
Oncosalud Peru		24	81	275	12%	20%	19%
Consolidated Peru Adj. EBITDA margin	%		22.4%	22.1%	0.7 p.p.	-0.3 p.p.	0.9 p.p.
Healthcare Services Peru			10.5%	13.6%	0.8 p.p.	-5.2 p.p.	-0.3 p.p.
Oncosalud Peru			26.7%	23.6%	0.6 p.p.	3.8 p.p.	2.0 p.p.

(*) Relates to intersegment revenue elimination.

Healthcare Services Peru Key Operating Metrics		4Q'25 (USD)	4Q'25	FY 25	Δ 4Q'25 vs 4Q'24	Δ 4Q'25 vs 3Q'25	Δ FY 25 vs FY 24
Beds	#		385	385	3%	0%	3%
Surgeries	# (000)		5	21	-1%	-1%	2%
Emergency treatments	# (000)		48	182	7%	-2%	2%
Operating capacity utilization	%		76.4%	75.7%	-0.9 p.p.	-1.6 p.p.	-6.1 p.p.
Total capacity utilization	%		74.8%	74.1%	7.2 p.p.	-1.2 p.p.	2.6 p.p.
Key Financial Metrics
Revenue		81	273	1,084	11%	-2%	9%
External revenues		59	197	786	12%	-2%	9%
Intercompany revenue		23	76	298	10%	-2%	7%
Segment Adjusted EBITDA		8	29	148	21%	-35%	6%
Segment Adjusted EBITDA margin	%		10.5%	13.6%	0.8 p.p.	-5.2 p.p.	-0.3 p.p.

Oncosalud Peru Key Operating Metrics		4Q'25 (USD)	4Q'25	FY 25	Δ 4Q'25 vs 4Q'24	Δ 4Q'25 vs 3Q'25	Δ FY 25 vs FY 24
Plan memberships	# (000)		1,425	1,425	4%	2%	4%
Oncological Plans	# (000)		991	991	-1%	0%	-1%
Average monthly revenue per plan membership		18.86	63.44	61.12	4%	2%	4%
Preventive check-ups	# (000)		27	121	-3%	-6%	14%
Patients treated	# (000)		9	74	53%	-26%	27%
MLR	%			54.2%			-3.1 p.p.
Oncological Plans	%			48.5%			-4.4 p.p.
Key Financial Metrics
Revenue		90	304	1,164	10%	3%	9%
External revenues		87	292	1,125	10%	2%	9%
Intercompany revenue		3	12	39	13%	61%	-3%
Segment Adjusted EBITDA		24	81	275	12%	20%	19%
Segment Adjusted EBITDA margin	%		26.7%	23.6%	0.6 p.p.	3.8 p.p.	2.0 p.p.

Total revenue from Peru increased 11% YoY to S/489 million in 4Q25. The Healthcare Services segment increased revenues by 11% YoY, reflecting an increase in revenues from surgeries, emergency visits and ambulatory care, including chemotherapy services, and driven by increased ticket and service volumes generated from new medical equipment, additional hospitalization beds and marketing efforts in the network.

Operating capacity utilization in 4Q25 was 76.4%, while total capacity utilization was 74.8%. In 2Q25, Auna updated the number of operating beds at Clínica Delgado, Clínica Vallesur and Clínica Miraflores in Piura, adding 10 beds to total capacity. As a result, hospitalization days increased, as reflected in total capacity utilization expanding 7.2 p.p. YoY. Operating capacity utilization in the FY25 was 75.7%, a decrease of 6.1 p.p. due to the partial recognition of hospitalization days in FY25 against the updated number of beds.

The 10% YoY increase in revenues at the Oncosalud Peru segment reflects a 4% increase in total plan memberships and the effect of price adjustments to achieve MLR objectives.

Commercial initiatives to grow the B2B segments and value-added initiatives, which add tangible value to membership holders, have been implemented.

Oncosalud’s MLR decreased 3.1 p.p. to 54.2%, led by the Oncology MLR, which decreased for a sixth consecutive quarter to 48.5%, or 4.4 p.p. The MLR decrease was driven by lower average treatment costs, and despite an increase in patients treated, the operation continues to generate scale efficiencies from the pharmaceutical side.

In FY25, revenues increased 9% compared to FY24, supported equally by increases in ticket and volumes in healthcare services and the aforementioned ticket increase in oncology plan memberships.

Consolidated Adjusted EBITDA in Peru increased 14% YoY to S/109 million in 4Q25, with a margin of 22.4%, an increase of 0.7 p.p. from 4Q24. In FY25, Adjusted EBITDA increased 14% from FY24, with a margin of 22.1%, an increase of 0.9 p.p. from FY24.

HEALTHCARE SERVICES COLOMBIA

(Explanations of variances are in local currency unless expressed otherwise)

Auna’s Healthcare services operations in Colombia accounted for 34% of consolidated revenues and 23% of consolidated Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 4Q'25 vs 4Q'24		Δ 4Q'25 vs 3Q'25		Δ FY 25 vs FY 24
Healthcare Services Colombia Key Operating Metrics		4Q'25 (USD)	4Q'25	FY 25	As Reported	L.C.	As Reported	L.C.	As Reported	L.C.
Beds	#		1,131	1,131	0%		0%		0%
Surgeries	# (000)		10	43	-8%		-7%		-9%
Emergency treatments	# (000)		35	145	-3%		-5%		-4%
Operating capacity utilization	%		86.1%	86.5%	-1.9 p.p		-0.4 p.p		-3.5 p.p
Total capacity utilization	%		76.3%	76.6%	-2.6 p.p		-0.8 p.p		-3.0 p.p
Key Financial Metrics
Segment Revenue		115	387	1,440	9%	7%	5%	5%	0%	5%
Segment Adjusted EBITDA		15	50	201	-23%	-25%	-1%	-2%	-8%	-4%
Segment Adjusted EBITDA margin	%		13.1%	13.9%	-5.6 p.p		-0.8 p.p		-1.2 p.p.

Segment revenue from Colombia in 4Q25 grew 7% YoY, primarily due to the gradual implementation of risk-sharing models in Antioquia and Monteria, including risk-sharing models for cardiovascular, ambulatory, and oncology services. Risk-sharing models revenues accounted for 21% of Colombia’s total revenues in 4Q25, increasing from 17% in 4Q24. Surgery volumes and emergency treatments declined as a result of services provided to the intervened payors, however, higher tickers in surgery and emergency treatments more than offset the lower volumes. Continued growth in chemotherapy and imaging services also contributed to top-line growth.

Auna continues diversifying its payor base as part of the strategy to limit revenues and cashflows from government-intervened payors. The share of revenues from the government-intervened payor Nueva EPS was 13%, decreasing from 21% in 4Q24.

Revenues in FY25 increased 5% versus FY24, due to ticket increases for key services that offset volume losses and to the implementation of a commercial strategy that prioritized cashflows over growth during the year.

In Q425, operating capacity utilization was 86.1%, a YoY decrease of 1.9 p.p., while total capacity utilization was 76.3%, a YoY decrease of 2.6 p.p. from 4Q24.  On a full-year basis, operating capacity utilization declined 3.5 p.p. to 86.5% and total capacity utilization declined 3.0 p.p. to 76.6%. The lower levels of capacity utilization are a direct outcome of proactively managing contracted services with government-intervened payors to prioritize cash generation over revenue growth.

Segment Adjusted EBITDA in 4Q25 decreased 25%, with a margin decrease of 5.6 p.p. to 13.1%, and in FY25 decreased 4%, with a margin decrease of 1.2 p.p. to 13.9%. The decreases in Adjusted EBTIDA were due to extraordinary items in 4Q24, including price adjustments for services provided during 2024 and year-end recognition of procurement rebates. Adjusted EBITDA was in line with 3Q25, declining only 1%, as well as margin which was 0.80 p.p. down, demonstrating the stabilization in results following the change in payor mix in 2025.

Balance Sheet & Cash Flow

In 4Q25, Auna successfully completed a USD 825 million debt refinancing through its relationship banks, institutional investors and the International Finance Corporation.  New 8.75% 2032 Senior Secured Notes were issued at par for USD 365 million. The refinancing also included a new USD 460 million Term Loan maturing in 2030, comprising an MXN tranche for USD 400 million and a PEN tranche for USD 60 million. In addition to improving Auna’s maturity profile, lowering interest expenses, increasing the proportion of direct local currency funding, and increasing financial flexibility, the refinancing represents an important milestone toward reducing Net debt-to-EBITDA to 3.0x.

Consolidated Debt

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Dec-25 (USD)	Dec-25	Dec-24	Δ Dec-25 vs
				Dec-24
(+) Loans and borrowings	1,050	3,533	3,620	-2%
Short term debt	94	316	654	-52%
Long term debt	956	3,216	2,966	8%
(+) Lease Liabilities	37	124	148	-16%
Gross Debt	1,087	3,656	3,768	-3%
(-) Cash and cash equivalents / marketable securities	100	335	236	42%
Net Debt	987	3,321	3,532	-6.0%
Leverage Ratio		3.6x	3.6x	0x

Gross Debt at the close of 4Q25 decreased 3%, or S/112 million, versus 4Q24 to S/3,656 million.

While the 4Q25 refinancing was a debt neutral transaction, the impact of repurchase premiums and fees and expenses resulted in an increase of S/72 million, and included, i) the partial repayment of the 2029 Notes inclusive of S/65 million of premiums paid; ii) the full repayment of the Credit Agreement dated November 10, 2023, and iii) reduction of short-term debt in line with the Company´s strategy to restructure its short-term obligations. As of year-end, the debt related to the New Term Loan maturing 2030 is S/1,569 million and the debt related to the Senior Secured Notes due 2032 is S/1,563 million.

Conversely, gross debt decreased S/125 million, mainly due to an 11% appreciation of the PEN/USD exchange rate, as well as, a reduction of S/58 million in long-term debt and financial and operating leasing.

Leverage Ratio was 3.6x, unchanged at the end of 4Q25 compared to year-end 2024. This reflects lower Adjusted EBITDA, reduced gross debt as well as higher cash levels despite the extraordinary expenses and premiums incurred as part of the refinancing exercise. Auna remains committed to a medium-term leverage target of less than 3.0x.

Consolidated Debt Amortization Profile

(Figures in millions of Soles, unless expressed otherwise)

	Total	Leases	Y1	Y2	Y3	Y4	Y5	Y6+
Loans and Borrowings	3,533		316	38	192	252	716	2,018
Financial Leases	47		15	19	4	3	3	5
Operating Leases	76	76
Gross Debt	3,656	76	331	56	196	254	719	2,023

As of 4Q25. Excludes interest. Reflects figures post-refinancing. Y1 = January 2026 to December 2026, Y2 = January 2027 to December 2027, Y3 = January 2028 to December 2028, Y4 = January 2029 to December 2029, Y5 = January 2030 to December 2030, and Y6+ = January 2031 to September 2035.

Cashflow and Cash Conversion Cycle

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	FY 25 (USD)	FY 25	FY 24	Δ FY 25 vs FY 24
Net cash from operating activities	197	663	668	-1%
Net cash used in investing activities	(24)	(80)	(237)	-66%
Net cash used in financing activities	(145)	(487)	(418)	16%
Cash and cash equivalents at the end of the period	100	335	236	42%

	LTM Dec-24	LTM Sep-25	LTM Dec-25
Days Sales Outstanding	83	89	90
Days Inventory Outstanding	39	42	42
Days Payable Outstanding	123	132	131
Cash Conversion Cycle	-1	0	1

 *Measured on an average basis according to last twelve months results.

Net cash from operating activities was S/663 million for the twelve months ended December 31, 2025 versus S/668 million in the twelve months ended December 31, 2024,  and included: (i) a S/15 million increase in cash generated from operating activities, even in the context of S/12 million in performance-based bonuses paid to Opción Oncología doctors and the impacts related to the information system migration in Mexico; (ii) a S/6 million decrease in net interest received, and (iii) a S/15 million increase in income taxes paid. While the migration to new information systems increased accounts receivable days versus 2024, this impact was stabilized in 4Q 2025.

Net cash used in investing activities decreased 66% YoY, or S/157 million, to S/80 million for the twelve months ended December 31, 2025 versus the comparable period last year, and included: (i) S/145 million in organic maintenance CapEx, relatively flat to 2024, including S/86 million in infrastructure CapEx; S/51 million in SAP and Hospital Information Systems implementations, S/8 million for a branding rights payment to Opción Oncología doctors. Investing activities also included (ii) a S/15 million payment to former OCA shareholders for holdback obligations, (iii) a S/6 million earnout payment to IMAT Oncomedica shareholders, and (iv) S/ 10 million related to other activities, including the disposal of a property in Mexico. In addition, (v) Auna Seguros rebalanced its portfolio of investments toward liquid securities, resulting in S/76 million in cash and cash equivalent inflows. In the twelve months ended December 31, 2024, investing activities included: (i) S/163 million in organic maintenance CapEx, including S/21 million for Auna Seguros reserve requirements, (ii) a S/47 million earnout payment to IMAT Oncomedica shareholders, and (iii) a S/30 million payment to OCA shareholders.

Net cash used in financing activities was S/487 million, an increase of 16% YoY, or S/69 million, for the twelve months ended December 31, 2025 versus the comparable period last year. Cash used in financing activities during the period included: (i) S/392 million in interest and hedge premium payments, (ii) S/62 million in interest payments for working capital facilities, and (iii) a S/31 million increase in working capital borrowings. Excluding extraordinary refinancing transaction costs of S/46 million and premiums paid of S/65 million related to the 2029 Notes tender offer refinancing, financing activities would have been S/ 376 million including short- and long-term debt interest payments, representing a reduction in interest expense and increased interest coverage. For the comparable twelve months ended December 31, 2024, cash used included S/502 million in interest and hedge premium payments, partially offset by net IPO proceeds of S/17 million and related refinancing activities.

Recent Developments

In February 2026, Auna obtained authorization to commence the refurbishment, completion and opening of Centro Ambulatorio Trecca in Lima, an ambulatory facility that transform how it will serve up to 3 million EsSalud beneficiaries annually. This Public-Private Partnership (PPP) agreement with EsSalud (Seguro Social del Perú), Peru’s social security institution, will result in Peru’s largest outpatient facility, a 23-story, high-complexity center that will span 59,000 square meters and is designed to support over three million patient visits annually, expanding EsSalud’s metropolitan capacity by approximately 20%. The project aligns with the AunaWay strategy by broadening the Company's addressable market to include EsSalud’s six million insured members. Structured under a concession framework through 2046 (renewable to 2064), the project features a predictable revenue model with guaranteed minimum monthly payments and a de-risked capital structure; construction expenditures are reimbursed by EsSalud through sovereign-backed progress certificates, requiring limited upfront investment from Auna.

Completion of the facility is expected in early 2028 and anticipated to be operational in mid-2028.

About AUNA

Auna is a leading healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, prioritizing prevention and concentrating on high-complexity diseases that contribute the most to healthcare expenditures. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish-Speaking Americas. Founded in 1989, Auna has built one of Latin America′s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of December 31, 2025, Auna’s network included 31 healthcare network facilities, consisting of hospitals, outpatient, prevention and wellness facilities with a total of 2,333 beds, and 1.4 million healthcare plans.

For more information visit www.aunainvestors.com

Conference Call Details

When: 8:00 a.m. Eastern time, March 11, 2026

Who: Mr. Suso Zamora, Executive Chairman of the Board and President; Mrs. Gisele Remy, Chief Financial Officer and Executive Vice President; Mr. Lorenzo Massart, Executive Vice President of Strategy and Equity Capital Markets.

Dial-in: +1 888 596 4144 (U.S. domestic), +1 646 968 2525 (International)
Passcode: 3884034

To access Auna′s financial results call via telephone, callers need to press # to be connected to an operator.

Webcast: click here (https://events.q4inc.com/attendee/925999779)

Definitions and Concepts

Figures in US dollars (US$ or USD) for 3Q25 are presented for indicative purposes and were calculated using an FX rate of US$1= S/3.363. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted; additionally, results are presented in an FX neutral basis (“FXN”) for consolidated revenues, consolidated cost of sales and services, consolidated selling and administrative expenses and consolidated adjusted

EBITDA, as well as, in local currency for the Mexico and Colombia segments, to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods.

Financial results are preliminary and subject to year-end audit.

Use of Non-IFRS Financial Measures

This release includes financial measures defined as “non-IFRS financial measures” by the SEC, including: EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted LTM EBITDA, Segment EBITDA, Segment EBITDA Margin, Segment Adjusted EBITDA, Segment Adjusted EBITDA Margin, Consolidated Peru Adjusted EBITDA, Consolidated Peru Adjusted EBITDA Margin, Adjusted Net Income, Basic and Diluted EPS, Adjusted Basic and Diluted EPS, Leverage Ratio and FX Neutral because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

In addition, management and our board of directors use these non-IFRS financial measures to assess our financial performance and believe they are helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding the growth of our business. These are not measures of operating performance under IFRS and have limitations as analytical tools. You should not consider such measures either in isolation or as substitutes for analyzing our results as reported under IFRS. Additionally, our calculations of EBITDA, Segment EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin, FX Neutral and Leverage Ratio may be different from the calculations used by other companies for similarly titled measures, including our competitors, and therefore may not be comparable to those of other companies.

EBITDA: is calculated as profit (loss) before tax for the period plus net finance cost and depreciation and amortization. EBITDA is a key metric used by management and our board of directors to assess our financial performance.

EBITDA Margin: is calculated as EBITDA divided by total revenue from contracts with customers.

Adjusted EBITDA: is calculated as profit (loss) before tax for the period plus net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities, stock-based consideration and personnel non-recurring compensation.

Adjusted EBITDA Margin: is calculated as Adjusted EBITDA divided by total revenue from contracts with customers.

Adjusted Last Twelve Month (“LTM”) EBITDA: is calculated by adding the last four quarters beginning with the corresponding period.

Segment EBITDA: is calculated as segment profit before tax plus net finance cost and depreciation and amortization.

Segment EBITDA Margin: is calculated as segment EBITDA divided by total segment revenue from contracts with customers.

Segment Adjusted EBITDA: is calculated as segment profit (loss) before tax for the period plus net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities, stock-based consideration and personnel non-recurring compensation.

Segment Adjusted EBITDA Margin: is calculated as segment Adjusted EBITDA divided by total Segment revenue from contracts with customers.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	4Q'25 (USD)			Δ 4Q'25 vs		Δ FY 25 vs
		4Q'25	FY 25	4Q'24	3Q'25	FY 24
Revenues	337	1,133	4,385	7%	1%	0%
Profit (Loss) before Tax	(27)	(91)	199	-345%	-194%	8%
(+) Net Finance Cost	71	238	436	53%	231%	-28%
(+) Depreciation and Amortization	17	56	222	9%	-2%	1%
(=) EBITDA	60	203	858	-17%	-10%	-15%
(+) Adjustments	5.2	17.5	58.4
(a) Pre-operating expenses	0.0	0.0	0.5
(b) Business development expenses	2.8	9.6	41.0
(c) Stock-based consideration	0.8	2.9	11.2
(d) Personnel non-recurring compensation	1.5	5.0	5.7
(e) Change in fair value of investment properties		0.0	0.0
(=) Adjusted EBITDA	66	220	917	-13%	-5%	-8%
Adjusted EBITDA Margin		19.5%	20.9%	-4.5 p.p.	-1.3 p.p.	-1.7 p.p.

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Centro Ambulatorio Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects and payments to sellers to expand into new markets, including through greenfield projects and M&A activity.

(c) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors and other Auna management including executives and employees.

(d) Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

(e) Change in fair value of investment properties includes the non-cash effect related to the decrease or increase in the fair value of investment properties.

For the three months ended December 31, 2025
	Healthcare Services Mexico	Healthcare Services Peru	Oncosalud Peru	Healthcare Services Colombia	Holding and eliminations	Consolidated Reportable Segments
Revenues	258	273	304	387	(89)	1,133
Profit (Loss) before Tax	(91)	4	54	29	(87)	(91)
(+) Net Finance Cost	124	6	2	9	97	238
(+) Depreciation and Amortization	21	13	9	11	3	56
(=) Segment EBITDA	54	23	65	48	13	203
(+) Adjustments	4.9	5.7	16.2	2.4	-11.7	17.5
Pre-operating expenses	0.0	0.0	0.0	0.0	0.0	0.0
Business development expenses	1.7	2.9	3.4	1.5	0.0	9.6
Change in fair value of earn-out liabilities	0.0	0.0	0.0	0.0	0.0	0.0
Stock-based consideration	1.8	0.2	0.2	0.1	0.6	2.9
Personnel non-recurring compensation	1.4	1.4	1.4	0.8	0.0	5.0
Change in fair value of investment properties	0.0	1.2	11.2	0.0	-12.3	0.0
(=) Segment Adjusted EBITDA	59	29	81	50	1	220
Adjusted EBITDA Margin	22.8%	10.5%	26.7%	13.1%		19.5%

For the three months ended December 31, 2024
	Healthcare Services Mexico	Healthcare Services Peru	Oncosalud Peru	Healthcare Services Colombia	Holding and eliminations	Consolidated Reportable Segments
Revenues	268	245	276	353	(79)	1,063
Profit (Loss) before Tax	18	(2)	46	3	(28)	37
(+) Net Finance Cost	49	13	15	52	27	155
(+) Depreciation and Amortization	19	11	9	10	3	52
(=) Segment EBITDA	86	22	70	64	2	244
(+) Adjustments	6.8	1.6	1.7	1.5	-1.6	10.0
Pre-operating expenses	0.0	0.0	0.0	0.0	0.0	0.0
Business development expenses	0.1	0.0	0.0	0.1	2.4	2.6
Change in fair value of earn-out liabilities	0.0	0.0	0.0	0.0	0.0	0.0
Stock-based consideration	5.7	0.5	0.6	0.1	-4.0	2.9
Personnel non-recurring compensation	1.1	1.1	1.1	1.3	0.0	4.6
Change in fair value of investment properties	0.0	0.0	0.0	0.0	0.0	0.0
(=) Segment Adjusted EBITDA	93	24	72	66	0	254
Adjusted EBITDA Margin	34.7%	9.6%	26.1%	18.6%		23.9%

Year to date December 31, 2025
	Healthcare Services Mexico	Healthcare Services Peru	Oncosalud Peru	Healthcare Services Colombia	Holding and eliminations	Consolidated Reportable Segments
Revenues	1,039	1,084	1,164	1,440	(342)	4,385
Profit (Loss) before Tax	(50)	58	206	134	(149)	199
(+) Net Finance Cost	230	34	15	22	136	436
(+) Depreciation and Amortization	86	49	36	41	11	222
(=) Segment EBITDA	266	140	257	197	(2)	858
(+) Adjustments	37.4	7.8	18.3	4.3	-9.5	58.4
Pre-operating expenses	0.0	0.0	0.0	0.0	0.5	0.5
Business development expenses	28.3	4.5	5.0	3.2	0.0	41.0
Change in fair value of earn-out liabilities	0.0	0.0	0.0	0.0	0.0	0.0
Stock-based consideration	7.1	0.7	0.7	0.3	2.4	11.2
Personnel non-recurring compensation	2.0	1.4	1.4	0.8	0.0	5.7
Change in fair value of investment properties	0.0	1.2	11.2	0.0	-12.3	0.0
(=) Segment Adjusted EBITDA	304	148	275	201	-11	917
Adjusted EBITDA Margin	29.3%	13.6%	23.6%	13.9%		20.9%

Year to date December 31, 2024
	Healthcare Services Mexico	Healthcare Services Peru	Oncosalud Peru	Healthcare Services Colombia	Holding and eliminations	Consolidated Reportable Segments
Revenues	1,195	996	1,071	1,443	(318)	4,386
Profit (Loss) before Tax	65	44	165	(2)	(88)	184
(+) Net Finance Cost	285	48	33	176	68	609
(+) Depreciation and Amortization	92	43	33	42	9	219
(=) Segment EBITDA	442	135	230	216	(12)	1,012
(+) Adjustments	(31.8)	4.4	1.7	2.2	5.0	(18.4)
Pre-operating expenses	1.9	0.0	0.0	0.0	0.3	2.3
Business development expenses	-42.4	0.0	0.0	0.1	2.4	-39.9
Change in fair value of earn-out liabilities	0.0	0.0	0.0	0.0	0.0	0.0
Stock-based consideration	5.7	0.5	0.6	0.1	2.2	9.1
Personnel non-recurring compensation	3.1	3.9	1.1	2.0	0.0	10.1
Change in fair value of investment properties	0.0	0.0	0.0	0.0	0.0	0.0
(=) Segment Adjusted EBITDA	410	139	232	218	-7	993
Adjusted EBITDA Margin	34.3%	14.0%	21.7%	15.1%		22.6%

Consolidated Peru Adjusted EBITDA: is calculated by adding Healthcare Services Peru segment Adjusted EBITDA plus Oncosalud Peru segment Adjusted EBITDA.

Consolidated Peru Adjusted EBITDA Margin: is calculated as Healthcare Services Peru segment Adjusted EBITDA plus Oncosalud Peru segment Adjusted EBITDA, divided by total revenues from Healthcare Services Peru Segment plus total revenues from Oncosalud Peru segment.

Adjusted Net Income: is calculated as profit (loss) for the period plus adjustments as described below.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	4Q'25 (USD)	4Q'25	4Q'24	FY 25	FY 24
Net Income (Loss)	(19)	(64)	24	111	124
(a) Pre-operating expenses	0.0	0.0	0.0	0.5	2.3
(b) Business development expenses	2.8	9.6	2.6	41.0	(39.9)
(c) Stock-based consideration	0.8	2.9	2.9	11.2	9.1
(d) Personnel non-recurring compensation	1.5	5.0	4.6	5.7	10.1
(e) Change in fair value of investment properties	0.0	0.0	0.0	0.0	0.0
(f) Non-cash and non-recurring financial costs	55.9	187.9	5.6	188.9	35.2
(g) Allocated tax effects	(1.7)	(5.7)	(3.0)	(21.7)	5.7
(=) Adjusted Net Income	40	136	36	336	146

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Centro Ambulatorio Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects and payments to sellers to expand into new markets, including through greenfield projects and M&A activity.

(c) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors and other Auna management including executives and employees.

(d) Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

(e) Change in fair value of investment properties includes the non-cash effect related to the decrease or increase in the fair value of investment properties.

(f) Non-cash and non-recurring financial costs include; 1) one-time non-recurring costs of refinancing activities; 2) non-cash derivative costs related to mark to market of legacy derivatives related to extinguished financings; 3) non-cash effects related to early extinguishment of financings, and 4) non-cash effects related to the accounting impact of changes in the fair value of the liability for mandatory purchase of shares from IMAT.

(g) Allocated tax effects neutralize the tax shield that the items considered as adjustment have generated in the taxable profit.

Basic and Diluted Earnings per Share: Basic and Diluted Earnings per Share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of basic and diluted shares outstanding during the period, which excludes treasury shares.

Adjusted Basic and Diluted Earnings per Share: Adjusted Basic and Diluted Earnings per Share is calculated by dividing profit attributable to owners of Adjusted Net Income of the Company by the weighted average number of basic and diluted shares outstanding during the period, which excludes treasury shares.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	4Q'25 (USD)	4Q'25	4Q'24	3Q'25	FY 25	FY 24
Net Income (Loss)	(19)	(64)	24	53	111	124
Income (Loss) attributable to Owner of the company	(20)	(68)	22	48	98	110
Weighted average number of basic and diluted shares at December 31		74.2	74.2	74.2	74.2	67.5
Basic and diluted earnings per share	(0.27)	(0.92)	0.30	0.65	1.32	1.63
Adjusted Net Income (Loss)	40	136	36	58	336	146
Income (Loss) attributable to owners of Adjusted Net Income	39	132	35	53	323	133
Weighted average number of basic and diluted shares at December 31		74.2	74.2	74.2	74.2	67.5
Adjusted Basic and Diluted Earnings per Share	0.53	1.78	0.47	0.71	4.36	1.97

Leverage Ratio: We calculate Leverage Ratio as (i) current and non-current loans and borrowings plus current and non-current lease liabilities minus (ii) cash and cash equivalents, divided by (iii) Last twelve months Adjusted EBITDA.

(Figures in millions of Soles, unless expressed otherwise)

	Dec-24	Dec-25

Current and non-current loans & borrowings	3,620	3,533
Current and non-current lease liabilities	148	124
Cash and cash equivalents	236	335
Net Debt	3,532	3,321
Adjusted LTM EBITDA	993	917
Leverage Ratio	3.6x	3.6x

Net Debt: We calculate Net Debt as Gross Debt minus Cash and cash equivalents.

(Figures in millions of Soles, unless expressed otherwise)

	Dec-24	Dec-25

(+) Loans and borrowings	3,620	3,533
Short term debt	654	316
Long term debt	2,966	3,216
(+) Lease Liabilities	148	124
Gross Debt	3,768	3,656
(-) Cash and cash equivalents	236	335
Net Debt	3,532	3,321

FX Neutral: FX Neutral (“FXN”) measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended December 31, 2024 were calculated by multiplying the as reported amounts of Revenue, Adjusted EBITDA and the key business metrics for such period by the average Mexican pesos / Peruvian soles exchange rate for the three months ended December 31, 2024 (MXN 5.3450 to PEN 1.00) and the average Colombian pesos / Peruvian soles exchange rate for the three months ended December 31, 2024 (COP 1,157.2098 to PEN 1.00); then using such results to re-

translate the corresponding amounts back to Peruvian soles by dividing them by the average Mexican pesos / Peruvian soles and Colombian pesos / Peruvian soles exchange rate for the three months ended December 31, 2025 (MXN 5.4086 to PEN 1.00 / COP 1,128.3341 to PEN 1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended December 31, 2025.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make. Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, our target Leverage Ratio, the expected resolution of the issues with physicians, suppliers and information systems in Mexico, the results of the key initiatives we are implementing in Mexico, Colombia and Peru, the expected completion and opening of Centro Ambulatorio Trecca in 2028, the expected capacity and market of Centro Ambulatorio Trecca once built, the execution of our strategic plan, including the recovery of our growth levels and the roll-out of the AunaWay in Mexico, our planned investments in Mexico, revenue and Adjusted EBITDA guidance, our expectation for revenue and EBITDA growth in Mexico and the creation of further growth and sustainable value for all stakeholders. Any or all of our forward-looking statements in this press release may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors.

The forward-looking statements in this press release represent our expectations and forecasts as of the date of this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see our Form 20-F filing with the U.S. Securities and Exchange Commission (the “SEC”).

Financial Guidance Disclaimer

Auna′s guidance is based on management’s current performance outlook and expected macroeconomic and regulatory conditions in the three countries where the Company operates. Any changes in these conditions could have an impact on the guidance provided.

Auna’s  financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s Form 20-F filed with the SEC. Reconciliations of forward-looking non-IFRS measures, specifically the 2026 Adjusted EBITDA guidance, to the relevant forward-looking IFRS measures are not being provided, as the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected Adjusted EBITDA to projected net income without unreasonable effort. The financial guidance constitutes forward-looking statements. For more information, see the “Forward-Looking Statements” section in this release.

IR Contact

Email: contact@aunainvestors.com

- Financial Tables Follow –

Balance Sheet (1/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Dec-25 (USD)	Dec-25	Dec-24	Δ Dec-25 vs Dec-24
Assets
Current assets
Cash and cash equivalents	100	335	236	100
Trade accounts receivable	310	1,043	962	81
Other assets	77	259	253	5
Inventories	49	165	144	21
Derivative financial instruments	-	-	9	(9)
Insurance contract assets	4	13	-	13
Other investments	9	30	100	(70)
Total current assets	548	1,845	1,704	141
Non-current assets
Trade accounts receivable	0	0	1	(0)
Other assets	8	27	24	2
Investments in associates and joint venture	9	30	25	4
Property furniture and equipment	680	2,287	2,280	7
Intangible assets	804	2,704	2,657	47
Right-of-use assets	34	113	131	(18)
Investment properties	2	6	6	0
Derivative financial instruments	16	54	59	(4)
Deferred tax assets	69	231	194	37
Other investments	0	1	0	0
Total non-current assets	1,622	5,454	5,377	77
Total assets	2,170	7,298	7,081	217

Balance Sheet (2/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Dec-25 (USD)	Dec-25	Dec-24	Δ Dec-25 vs Dec-24
Liabilities
Current liabilities
Loans and borrowings	94	316	654	(338)
Lease liabilities	9	29	32	(3)
Trade accounts payable	313	1,053	931	122
Other accounts payable	67	225	290	(64)
Provisions	3	10	12	(2)
Derivative financial instruments	7	23	15	8
Insurance contract liabilities	3	9	10	(1)
Deferred income	0	0	0	(0)
Total current liabilities	496	1,667	1,945	(278)
Non-current liabilities
Loans and borrowings	956	3,216	2,966	251
Lease liabilities	28	94	115	(21)
Trade accounts payable	0	1	3	(1)
Other accounts payable	66	222	73	149
Derivative financial instruments	12	40	27	13
Deferred tax liabilities	87	291	328	(37)
Deferred income	0	0	0	(0)
Total non-current liabilities	1,149	3,865	3,513	352
Total liabilities	1,645	5,532	5,458	74

Total equity	525	1,766	1,623	143
Total liabilities and equity	2,170	7,298	7,081	217

Income Statement

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	4Q'25 (USD)	4Q'25	FY 25	Δ 4Q'25 vs	Δ FY 25 vs
				4Q'24	FY 24
Revenue
Healthcare Services Mexico	77	258	1,039	-4%	-13%
Healthcare Services Colombia	115	385	1,435	9%	-1%
- Healthcare Services Colombia	115	387	1,440	9%	0%
- Holding and eliminations	(0)	(1)	(5)	-	-
Healthcare Services Peru & Oncosalud Peru	145	489	1,912	11%	9%
- Healthcare Services Peru	81	273	1,084	11%	9%
- Oncosalud Peru	90	304	1,164	10%	9%
- Holding and eliminations	(26)	(87)	(337)	10%	6%
Total Revenue	337	1,133	4,385	7%	0%
Cost of sales and services	(209)	(704)	(2,722)	12%	2%
Gross profit	127	429	1,664	-1%	-4%
Gross margin		37.8%	37.9%	-3.0 p.p.	-1.4 p.p.
Selling expenses	(16)	(54)	(221)	28%	12%
Administrative expenses	(66)	(222)	(813)	11%	3%
(Loss) reversal for impairment of trade receivables	(6)	(19)	(48)	49%	18%
Other income and expenses, net	3	11	43	-9%	-50%
Operating profit	43	144	625	-24%	-20%
Finance income	2	6	22	-1%	-12%
Finance income from exchange difference	14	48	193	-2.5x	-
Finance costs	(87)	(292)	(651)	1.1x	10%
Finance costs from exchange difference	-	-	-	-	-
Net finance cost	(71)	(238)	(436)	53%	-28%
Share of profit of equity accounted investees	1	2	10	2%	18%
Profit (loss) before tax	-27	(91)	199	-3.4x	0.1x
Income tax expense (benefit)	8	27	(88)	-3.0x	0.5x
Net Income (Loss)	(19)	(64)	111	-3.7x	-0.1x
EBITDA
Healthcare Services Mexico	16	54	266	-37%	-40%
Healthcare Services Colombia	14	48	197	-25%	-9%
Healthcare Services Peru & Oncosalud Peru	26	88	397	-5%	9%
- Healthcare Services Peru	7	23	140	4%	4%
- Oncosalud Peru	19	65	257	-8%	12%
Holding and eliminations	4	13	(2)
Total EBITDA	60	203	858	-17%	-15%
Adjusted EBITDA
Healthcare Services Mexico	18	59	304	-37%	-26%
Healthcare Services Colombia	15	50	201	-23%	-8%
Healthcare Services Peru & Oncosalud Peru	33	109	423	14%	14%
- Healthcare Services Peru	8	29	148	21%	6%
- Oncosalud Peru	24	81	275	12%	19%
Holding and eliminations	0	1	(11)
Total Adjusted EBITDA	66	220	917	-13%	-8%
Adjusted EBITDA Margin		19.5%	20.9%	-4.5 p.p.	-1.7 p.p.

Statement of Cash Flows (1/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	FY 25 (USD)	FY 25	FY 24	Δ FY 25 vs FY 24
Cash flows from operating activities
(Loss) profit for the period	33	111	124	(13)
Adjustments for:
Depreciation	34	115	115	0
Depreciation of right-of-use assets	8	28	28	1
Amortization	23	79	76	3
Other income for reversal of others accounts payable to former shareholders	-	-	(47)	47
Change in fair value of investment property	(0)	(0)	(0)	0
(Reversal) Impairment of inventories	0	1	0	0
Equity-settled share-based payment transactions	3	11	9	2
Gain (loss) on disposal of property furniture and equipment	(0)	(1)	4	(5)
Loss on disposal of right-of-use assets net of leases	(0)	(0)	0	(0)
Loss on disposal of intangibles	0	0	1	(1)
Derecognition of other assets	-	-	2	(2)
(Reversal) loss for impairment of trade receivables	14	48	41	7
Share of profit of equity-accounted investees	(3)	(10)	(9)	(2)
Technical provisions and other provisions	0	1	1	0
Finance income	(64)	(215)	(25)	(190)
Finance costs	194	651	634	18
Tax expense	26	88	60	29
Net changes in assets and liabilities
Trade accounts receivable and other assets	(24)	(82)	(343)	262
Inventories	(5)	(18)	(26)	8
Trade accounts payable and other accounts payable	19	65	230	(165)
Provisions and employee benefits	(1)	(4)	(6)	2
Insurance contract liabilities	(4)	(13)	(29)	15
Cash generated from operating activities	255	856	842	15
Income tax paid	(62)	(209)	(194)	(15)
Interest received	4	15	21	(6)
Net cash from operating activities	197	663	668	(6)

Statement of Cash Flows (2/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	FY 25 (USD)	FY 25	FY 24	Δ FY 25 vs FY 24
Cash flows from investing activities
Payment for accounts payables to former shareholder	(6)	(21)	(30)	9
Purchase of properties furniture and equipment	(26)	(86)	(91)	5
Purchase of intangibles	(17)	(59)	(51)	(8)
Dividends from equity-accounted investees	1	3	3	0
Purchase of other investments, net of sales	23	76	(21)	97
Proceeds from sale of property furniture and equipment	2	7	0	6
Payment for contingent consideration	-	-	(47)	47
Net cash used in investing activities	(24)	(80)	(237)	157
Cash flows from financing activities
Proceeds from issuance of common stock in initial public offering, net of issuance costs	-	-	1,268	(1,268)
Proceeds from settlement of derivatives - interest rate swaps	(7)	(23)	(1)	(21)
Payments of initial public offering costs	-	-	(16)	16
Proceeds from loans and borrowings	1,218	4,098	1,239	2,858
Payment for loans and borrowings	(1,196)	(4,022)	(1,126)	(2,897)
Payment for lease liabilities	(13)	(44)	(46)	2
Penalty paid for debt prepayment	(0)	(0)	-	(0)
Payment for costs of Extinguishment of debt	(19)	(65)	(17)	(48)
Payment for derivatives premiums	(7)	(23)	(51)	28
Interest paid	(121)	(408)	(451)	43
Dividends paid	-	-	(1)	1
Acquisition of non-controlling interest	-	-	(1,218)	1,218
Net cash used in financing activities	(145)	(487)	(418)	(69)
Net (decrease) increase in cash and cash equivalents	28	95	14	82
Cash and cash equivalents at January 1	70	236	241	(5)
Effect of movements in exchange rates on cash held	1	5	(19)	23
Cash and cash equivalents at the end of the period	100	335	236	100

Historical Financial Metrics

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25	3Q'25	4Q'25
Revenue
Oncosalud Peru	244	253	269	273	276	281	286	294	304
Healthcare Services Peru	225	241	255	255	245	263	269	279	273
Healthcare Services Colombia	335	349	378	363	353	339	346	369	387
Healthcare Services Mexico	284	308	302	316	268	243	274	264	258
Holding and eliminations	(67)	(76)	(83)	(80)	(79)	(84)	(81)	(88)	(89)
Total revenue from contracts with customers	1,021	1,076	1,120	1,127	1,063	1,042	1,094	1,117	1,133
Cost of sales and services	(645)	(662)	(693)	(677)	(629)	(660)	(660)	(698)	(704)
Gross profit	376	414	427	449	434	382	434	419	429
Selling expenses	(42)	(53)	(48)	(55)	(42)	(54)	(54)	(59)	(54)
Administrative expenses	(193)	(191)	(202)	(195)	(201)	(182)	(208)	(200)	(222)
Impairment losses on trade receivables	(2)	0	(3)	(25)	(13)	(16)	(8)	(5)	(19)
Other expenses	(21)	0	0	0	(2)	0	0	0	0
Other income	13	11	8	54	14	9	12	11	11
Operating profit	130	182	183	229	190	139	176	166	144
Finance income	6	6	7	6	7	6	5	4	6
Finance income from exchange difference	33	3	0	28	(31)	37	68	40	48
Finance costs	(357)	(177)	(139)	(138)	(138)	(123)	(120)	(116)	(292)
Finance costs from exchange difference	17	0	(49)	0	8	0	0	0	0
Net finance cost	(302)	(168)	(182)	(103)	(155)	(80)	(46)	(72)	(238)
Share of profit of equity-accounted investees	1	2	2	2	2	3	2	3	2
Profit (loss) before tax	(170)	16	3	127	37	62	132	97	(91)
Income tax (expense) benefit	(50)	(25)	5	(27)	(13)	(24)	(48)	(44)	27
Net Income	(219)	(8)	8	101	24	38	84	53	(64)
EBITDA	188	241	241	286	244	195	234	226	203
EBITDA Adjustments
Net Income	(219)	(8)	8	101	24	38	84	53	(64)
Income tax expense	50	25	(5)	27	13	24	48	44	(27)
Net finance cost	302	168	182	103	155	80	46	72	238
Depreciation and amortization	56	56	56	55	52	53	55	57	56
(a) Pre-operating expenses	0	0	2	0	0	0	0	(0)	0
(b) Business development expenses	0	0	1	(44)	3	24	4	4	10
(c) Change in fair value of earn-out liabilities	21	0	0	0	0	0	0	0	0
(d) Stock-based consideration	4	0	0	6	3	3	3	3	3
(e )Personnel non-recurring compensation	0	0	4	2	5	0	0	0	5
(f) Change in fair value of investment properties	0	0	0	0	0	0	0	0	0
Adjusted EBITDA	213	241	248	250	254	222	241	232	220

Key Operating Metrics

	FY 25	FY 24	Δ FY 25 vs FY 24
Oncosalud Peru
Plan memberships (1) (2)	1,424,695	1,365,028	4%
Average monthly revenue per plan member (3)	S/ 61.12	S/ 58.92	3.7%
Preventive check-ups (4)	120,875	106,457	13.5%
Patients treated (5)	74,097	58,559	26.5%
Medical loss ratio (6)	54.2%	57.3%	-3.1 p.p

Healthcare Services
Total bed capacity (1)(7)	2,224	2,214	0.5%
Surgeries (8)	82,579	88,668	-6.9%
Emergency treatments (9)	358,951	365,942	-1.9%
Operating capacity utilization (10)	77.0%	81.6%	-4.6 p.p
Total capacity utilization (11)	64.1%	66.4%	-2.3 p.p

1)	As of period end and as reported to the National Superintendence of Health Susalud. Includes Oncology plans and Health plans.

2)	Includes active plan members and inactive members. Inactive members are defined as those plan members that have not paid monthly fees due for up to three months. As of December, 31, 2025, we had 1,325,062 active members and 99,633 inactive members.

3)	Total revenue for the period corresponding to insurance revenue in the Oncosalud Peru segment divided by the average number of plan members during the period, divided by the number of months in the period.

4)	Preventive check-ups consider Oncology check-ups at the Centro de Bienestar Ambulatorio – CBA (wellness center) in Lima, Peru. The number of Healthcare checkups is negligible.

5)	Number of individual plan members receiving treatment for cancer during the period, which may include multiple instances of treatment per plan member.

6)	MLR is calculated as (i) claims for medical treatment generated by our prepaid oncology and general healthcare plans plus (ii) technical reserves relating to plan members treated pursuant to such plans, whether at our facilities or third-party facilities, divided by revenue generated by our prepaid oncology and general healthcare plans.

7)	Includes all beds within the Healthcare Network and excludes 109 Oncology beds.

8)	Number of surgeries includes surgeries outpatient surgeries and cesarean sections

9)	Emergency care includes the number of visits in the emergency room and may include several visits per patient.

10)	Operating capacity utilization (Occupancy) is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of operating beds, times (ii) total number of days during the period.

11)	Total capacity utilization (Occupancy) is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of beds, times (ii) total number of days during the period.